Fax

RECEIVED

2005 MAR 25 A 11: 39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	Kerin Williams	**Date:**	24 March 2005
Pages:	9		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcements that was made on the London Stock Exchange yesterday.

Regards

Kerin Williams
Deputy Company Secretary

05006826

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

dlw 3/28

LIBERTY
INTERNATIONAL

March 2005, 24

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Exchange Rate for 2004 Final Dividend Payable to Shareholders on the South African Register","Notification of Interest of Directors and Connected Persons" and "Notification of Major interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

EXCHANGE RATE FOR 2004 FINAL DIVIDEND PAYABLE TO SHAREHOLDERS ON THE SOUTH AFRICAN REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2004 final dividend of 14.1 pence per ordinary share to be paid on 21 April 2005, to shareholders registered on 8 April 2005, will be 11.51 ZAR to 1 GBP.

On this basis, shareholders who hold their shares via the South African register will receive a dividend of 162.291 ZA cents per ordinary share.

23 March 2005

Liberty International PLC

Schedule 11 - Notification of Interests of Directors and Connected Persons

A total of 44,417 shares have today, 23 March 2005, been transferred to employees, including certain Executive Directors, from an Employee Trust ("ESOP"). The shares were originally awarded under the company's annual bonus scheme arrangements. The resulting changes to Executive Directors' interests in Liberty International PLC shares are set out under (A) below. As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP the transfer from the ESOP is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (B) below.

(A) Vesting of awards of Executive Directors under annual bonus scheme

1	Name of company:	Liberty International PLC
2	Name of director:	i) Mr D A Fischel ii) Mr J G Abel iii) Mr R M Cable iv) Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Holding of directors named in 2 above
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	i) Mr D A Fischel ii) Mr J G Abel iii) Mr R M Cable iv) Mr A C Smith
5	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):	N/A
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer of shares on vesting of awards under annual bonus scheme arrangements
7	Shares transferred:	i) 12,052

		ii) 5,742 iii) 3,808 iv) 6,389
8	Percentage of issued class:	i) 0.0037% ii) 0.0018% iii) 0.0012% iv) 0.0020%
9	Class of security:	Ordinary shares
10	Date of transaction:	23.03.05
11	Date company informed:	23.03.05
12	Total holding following this notification:	i) Mr D A Fischel i) 266,754 i) 0.083% ii) Mr J G Abel ii) 109,788 ii) 0.034% iii) Mr R M Cable iii) 3,808 ii) 0.001% iv) Mr A C Smith iv)113,719 iv) 0.035%
13	Contact name for queries:	Kerin Williams 020 7887 7018
14	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary

Date of Notification: 23 March 2005

(B) Interests of ESOP

1	Name of company:	Liberty International PLC
2	Name of director:	Mr J G Abel, Mr R M Cable, Mrs K E Chaldecott, Mr D A Fischel, Mr J I Saggers, and Mr A C Smith
3	Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:	Non-beneficial interest of the Directors. The Directors are potential beneficiaries under the employee share plan
4	Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):	LI Share Plan (Jersey) Limited
5	Please state whether notification	N/A

	relates to a person(s) connected with the director named in 2 above and identify the connected person(s):		
6	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:	Transfer to employees on vesting of awards under annual bonus scheme arrangements	
7	Shares transferred:	No. of Shares: 44,417	Price per Share: nil
8	Percentage of issued class:	0.0138%	
9	Class of security:	Ordinary shares	
10	Date of transaction:	23.03.05	
11	Date company informed:	23.03.05	
12	Total holding following this notification:	4,191,517	
13	Total percentage holding of issued class following this notification:	1.303%	
14	Contact name for queries:	Kerin Williams 020 7887 7018	
15	Name of company official responsible for making notification:	Kerin Williams Deputy Company Secretary	

Date of Notification: 23 March 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	THE CAPITAL GROUP COMPANIES, INC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	SEE ATTACHED SCHEDULE

5. Number of shares acquired since last notification	6. Percentage of issued class	7. Number of shares/amount of stock disposed since last notification	8. Percentage of issued class
		1,955,360	0.61%

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	21/03/05	23/03/05

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
9,624,081 ORDINARY SHARES	2.99%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
Kerin Williams Deputy Company Secretary
Date of notification 23 March 2005

	Number of Shares
CAPITAL INTERNATIONAL LIMITED	
Registered Name	
State Street Bank & Trust Co.	245,700
Bank of New York Nominees	1,105,956
Mellon Nominees (UK) Limited	109,000
KAS UK	38,100
Bank One London	60,900
Northern Trust AVFC	43,186
Mellon Bank NA	79,800
HSBC Bank plc	148,100
Deutsche Bank AG	188,880
Midland Bank plc	95,823
Lloyds Bank	14,236
MSS Nominees Limited	33,000
Royal Bank of Scotland	258,111
Nortrust Nominees	975,316
Morgan Guaranty	26,700
Citibank London	306,127
Barclays Bank	53,200
Bankers Trust	105,900
Northern Trust	301,548
State Street Nominees Limited	180,815
Clydesdale Bank plc	43,000
Chase Nominees Limited	928,964
Citibank NA	9,800
JP Morgan Chase Bank	14,700
National Westminster Bank	35,200
Chase Manhattan Nominee Ltd	32,400
Citibank	45,441
	5,479,903

CAPITAL INTERNATIONAL SA	
Registered Name	
Credit Suisse London	14,100
JP Morgan	678,899
HSBC Bank plc	135,900
Deutsche Bank AG	31,099
Citibank NA	10,648
RBSTB Nominees Ltd	27,100
Lloyds Bank	19,174
National Westminster Bank	7,500
State Street Bank & Trust Co.	20,100
Royal Bank of Scotland	52,779
Morgan Stanley	8,000
Nortrust Nominees	5,600
Brown Bros	14,400
Citibank London	4,000
Midland Bank plc	38,800
Chase Nominees Limited	546,177
State Street Nominees Limited	8,000
Barclays Bank	73,200
Pictet & Cie, Geneva	7,900
Bank of New York Nominees	12,000

HSBC, Malaysia	11,900
	1,727,276

CAPITAL INTERNATIONAL, Inc

Registered Name	
HSBC Bank plc	47,294
State Street Nominees Limited	649,826
Bank of New York Nominees	235,346
Chase Nominees	817,200
Midland Bank plc	49,400
Nortrust Nominees	90,800
Royal Bank of Scotland	32,700
State Street Bank & Trust Co.	150,214
Citibank	5,800
RBSTB Nominees Ltd	7,500
Citibank NA	141,722
Northern Trust	11,500
Brown Bros	41,400
Bankers Trust	7,000
Citibank London	13,500
JP Morgan Chase Bank	90,000
Sumitomo Trust & Banking	12,200
State Street Australia Limited	13,500
	2,416,902